Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

TQG, Inc.
407 CALIFORNIA AVE, #6
PALO ALTO,, CA 94306
www.qwiklocker.com

Up to $1,235,000.00 in Class A Common Stock at $0.08
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: TQG, Inc.
Address: 407 CALIFORNIA AVE, #6, PALO ALTO,, CA 94306
State of Incorporation: DE
Date Incorporated: June 20, 2023

Terms:

Equity

Offering Minimum: $15,000.00 | 187,500 shares of Class A Common Stock
Offering Maximum: $1,235,000.00 | 15,437,500 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $0.08
Minimum Investment Amount (per investor): $500.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Perks*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $20,000+ between day 35 - 40 and receive 20% bonus shares

Flash Perk 3: Invest $50,000+ between day 35 - 40 and receive 25% bonus shares

Flash Perk 4: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

Flash Perk 5: Invest $20,000+ between day 60 - 65 and receive 20% bonus shares

Flash Perk 6: Invest $50,000+ between day 60 - 65 and receive 25% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive $1,000 in delivery credits

Tier 2 Perk: Invest $5,000+ and receive $1,000 in delivery credits + 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive $1,000 in delivery credits + 10% bonus shares

Tier 4 Perk: Invest $20,000+ and receive $1,000 in delivery credits + 15% bonus shares

Tier 5 Perk: Invest $50,000+ and receive $1,000 in delivery credits + 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

TQG, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the

StartEngine's Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.08 per share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $8. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed. Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

TQG, Inc., ("QwikLocker" or the "Company") is a Delaware corporation formed on June 20, 2023, but did not have any financial activity until 2024. The Company plans to earn revenue by installing parcel lockers for customers to receive packages delivered to them. The Company's headquarters is in Palo Alto, California.

Business Activities: QwikLocker aims to provide a secure, automated solution to the growing problem of parcel theft and delivery inefficiency in the U.S. The service is designed to address the challenges faced by a mobile and increasingly nomadic population, as well as the typical residential and business consumer dealing with the risks of parcel theft, commonly referred to as "Porch Pirate" events.

Business Model: QwikLocker soon plans to operate a network of automated parcel lockers that serve as secure pickup locations for parcels delivered by all major U.S. couriers. The model plans to benefit from dual revenue streams: nominal delivery charges paid by recipients and increased sales for retail hosts due to increased foot traffic.

Target Customer Base: This service targets a broad demographic including online shoppers, business travelers, digital nomads, and residents in high-theft risk areas. The lockers will be particularly beneficial for those who are frequently away from home, like the estimated 35 million full-time traveling digital nomads in the U.S.

Product/Service Details: The service offers high-security locker technology with one-time codes for both delivery services and recipients, ensuring secure storage and retrieval of parcels. It supports integrations with all major parcel delivery services, including FedEx, DHL, UPS, and USPS.

Collaborations: QwikLocker aims to elevate its stature as the exclusive choice for travelers by joining forces with multiple Fortune 500 brands. By integrating its Lockers into the locations of these esteemed brands, QwikLocker can provide a convenient and reliable package collection. These collaborations not only enhance accessibility but will also add an exclusive touch.

Additional Features In Development:

Age Verification Process: QwikLocker believes it is developing one of the first processes in the parcel locker industry to allow for age-restricted products to be delivered, such as alcohol and prescriptions. This innovative age verification process can ensure compliance with legal requirements and can be licensed to other parcel locker groups.

Sharing Features: Beyond package delivery, QwikLocker plans to introduce features that enable sharing. These features can help facilitate easy and secure exchanges between users, enhancing the versatility and functionality of the locker network.

The Company's Intellectual Property ("IP"): The Company has applied for two U.S. patents titled "Control Method and System for Identity and Age Verification of an Individual for a Locker Bank" to TQG, Inc., filed with the USPTO on 05/07/2024 and 06/30/2023.

Competitors and Industry

The U.S. package delivery market is expanding with projections indicating 28.0 billion packages will be shipped in 2028. The "out-of-home" parcel delivery model is growing in the U.S. due to cost savings and security benefits. However, competitive couriers' reluctance to create a universal solution limits deliveries to certain couriers, causing a confusing customer experience and slowing acceptance. An agnostic solution allowing all couriers access to public areas is essential for mass adoption and effectiveness. We think the industry is still underdeveloped in the U.S. and represents an untapped market, requiring significant efforts to change behaviors and ensure convenience.

https://parcelindustry.com/article-6090-Pitney-Bowes-Parcel-Shipping-Index-Finds-US-Volumes-One-Year--and-One-Billion-Parcels-Ahead-of-Pre-Pandemic-Forecast.html

Research shows that over 70% of Gen Z and Millennials in the UK prefer parcel lockers for online purchases due to convenience, lower costs, speed, security, and sustainability. The trend is growing, especially among younger, affluent, and frequent online shoppers.

https://www.talkingretail.com/news/industry-news/70-of-gen-z-and-millennials-opt-for-parcel-lockers-02-05-2024/

QwikLocker intends to address key industry challenges such as security, mobility, and convenience and aims to set a new standard in the parcel delivery service industry. The Company will compete indirectly with Amazon Lockers and InPost.

Current Stage and Roadmap

Current Product Stage: The Company is currently pre-revenue and expects to deploy its initial lockers in Q3 of 2024. The team has identified national brands that may align with QwikLocker's mission and can benefit from the increased foot traffic generated by parcel lockers. These brands are typically in high-traffic locations such as retail stores, malls, airports, and transportation hubs.

Future Roadmap: Plans include widespread installation of lockers, increasing the network to accommodate rising demand, and enhancing technological features for better customer experience.

Pilot Programs: Suggesting pilot programs to allow potential partners to experience the benefits of QwikLocker on a smaller scale before committing to a broader rollout. This approach helps build trust and showcases the positive impact of the service.

Marketing and Co-Branding Opportunities: Discussing future co-branding and joint marketing initiatives to leverage the strong brand recognition of Fortune 500 companies, to enhance QwikLocker's visibility and credibility in the market.

Progress and Milestones

Initial Agreements: The team has already secured initial locker installation agreements with key semi-national and national brands, enabling the installation of pilot lockers in select locations. These initial agreements will serve as proof of concept and pave the way for broader implementation.

Positive Feedback and Case Studies: Collecting and presenting positive feedback and case studies from pilot locations to demonstrate the effectiveness and benefits of the lockers. These case studies are critical in persuading other potential partners to come on board.

Expansion Plans: Strategizing for a phased expansion approach, starting with high-traffic urban areas and gradually moving into suburban and rural regions to maximize impact and reach.

The Team

Officers and Directors

Name: Neil David Biafore

Neil David Biafore's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO
  Dates of Service: June, 2023 - Present
  Responsibilities: Responsibilities: Founder and CEO responsible for leading the entire team, product development, and overall success of the company. Salary: Not taking salary right now but plans to take one when they secure capital from our interested VC group. Equity comp: 12.5% class b equity.

Name: Robert H Wilson Jr

Robert H Wilson Jr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, Board Member
  Dates of Service: February, 2024 - Present
  Responsibilities: Responsibilities: Assists in company strategy, fundraising, and acquiring new customers. Salary: Not applicable Equity compensation: 1% equity upfront with 9% vesting when we raise over $5m.

Other business experience in the past three years:

- Employer: Blue Nexus Ventures
  Title: Board of Directors
  Dates of Service: July, 2023 - Present
  Responsibilities: Member of the Board, responsible for setting direction, capital raise, and diligence on potential company investments.

Other business experience in the past three years:

- Employer: Member of the Board of Advisors
  Title: The Kernel LLC
  Dates of Service: January, 2024 - Present
  Responsibilities: Sits on the board

Other business experience in the past three years:

- Employer: Accenture
  Title: Managing Director, (Partner) Global Private Equity
  Dates of Service: June, 2022 - Present
  Responsibilities: Executive leadership team member. Manages the growth, strategy, and execution of multiple private equity firms. Globally responsible for Accenture's Private Equity Partner Eco-System with annual revenues of $3.6B

Other business experience in the past three years:

- Employer: Amazon Web Services (AWS)
  Title: Global Head of Private Equity
  Dates of Service: January, 2021 - June, 2022
  Responsibilities: Develop cloud-first growth and route-to-market strategy for Blackstone and minority investment affiliates. It is worth mentioning that I deliver strategic consultancy to executive leaders (at portfolio companies), industry experts, and partners (GSI & ISV) throughout cloud journey.

Name: Mark C. Boyland

Mark C. Boyland's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: General Counsel/Legal Advisor/ Board Member
  Dates of Service: January, 2023 - Present
  Responsibilities: Responsibilities: Provides legal and compliance advice, risk management, and strategic direction.
  Salary: None Equity compensation: 1% equity upfront, with 4% vesting when we raise over $5m.

Other business experience in the past three years:

- Employer: AeroFarms
  Title: General Counsel and CCO
  Dates of Service: January, 2020 - December, 2022
  Responsibilities: Manage legal matters related to an indoor farming/food distribution/ pharmaceutical company's global products and services expansion.

Other business experience in the past three years:

- Employer: dbaPlatform
  Title: External Legal Advisor
  Dates of Service: January, 2015 - Present
  Responsibilities: Sole counsel providing legal and compliance advice.

Other business experience in the past three years:

- Employer: Williams, Graffeo & Stern LLC
  Title: External Of Counsel
  Dates of Service: May, 2015 - January, 2024
  Responsibilities: Freelance

Other business experience in the past three years:

- Employer: Rivel, Inc.
  Title: Senior Vice President
  Dates of Service: January, 2024 - April, 2024
  Responsibilities: Legal & Compliance

Other business experience in the past three years:

- Employer: dbaPlatform
  Title: External General Counsel
  Dates of Service: May, 2015 - January, 2024
  Responsibilities: Legal & Compliance

Name: Craig Allen Apatov

Craig Allen Apatov's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: March, 2024 - Present
  Responsibilities: Responsibilities: Focuses on Go-to-Market Marketing + Sales Strategies. Salary: Not applicable
  Equity compensation: 1% equity upfront, with 4% vesting when we raise over $5m.

Other business experience in the past three years:

- Employer: Ascension Growth & Innovation Strategies, LLC
  Title: Managing Partner
  Dates of Service: January, 2003 - Present
  Responsibilities: Managing Partner

Name: Daniel Oliveira Albuquerque

Daniel Oliveira Albuquerque's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO and Secretary
  Dates of Service: August, 2024 - Present
  Responsibilities: Dan leads QwikLocker's finance department with over 18 years of experience. He is focused on raising capital to deploy locker units throughout the USA. As CFO, he oversees all financial operations and strategic planning, including managing departmental budgets, financial reporting, and investor relations.

Other business experience in the past three years:

- Employer: Franchise Equity Partners
  Title: CAO and Controller
  Dates of Service: August, 2021 - January, 2024
  Responsibilities: Employee #3 at a $1B start-up investment firm funded by private credit. Dan drove strategic finance while building all banking relationships, insurance, IT systems, accounting systems and controls, payroll/HR & Benefit platforms, and corporate card programs to support firm growth.

Other business experience in the past three years:

- Employer: Morgan Stanley
  Title: Vice President
  Dates of Service: March, 2020 - August, 2021
  Responsibilities: Led the global firm's new business expansion into private equity by bringing broad industry knowledge and leveraging the company's strong infrastructure. Served as the main accountant and client liaison for Hedge, Venture Capital, and PE Funds.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights

The Class A Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns QwikLocker trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we

will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Neil Biafore	50,000,000	Class B Common Stock	100.0%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Preferred Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 15,437,500 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 100,000,000 with a total of 75,000,000 outstanding.

Voting Rights

The Class A Common Stock shall have voting rights in the election of directors and on all other matters presented to the stockholders, with each holder of Class A Common Stock being entitled to one vote for each share of Class A Common Stock held of record by such holder.

Material Rights

Stock Options

The total amount outstanding includes 25,000,000 shares to be issued pursuant to stock options, reserved but unissued.

For further information on the rights of this class of securities, see the Company's Amended & Restated Articles of Incorporation attached to the Offering Memorandum as Exhibit F.

Class B Common Stock

The amount of security authorized is 100,000,000 with a total of 50,000,000 outstanding.

Voting Rights

The Class B Common Stock shall have voting rights in the election of directors and on all other matters presented to the stockholders, with each holder of Class B Common Stock being entitled to fifty (50) votes for each share of Class B Common Stock held of record by such holder.

Material Rights

Optional Conversion

The holders of Class B Common Stock, may, at any time, convert all or any portion of the outstanding shares of Class B Common Stock into shares of Class A Common Stock, on a one-for-one basis, subject to adjustments for stock splits, reorganizations, and similar transactions effecting the Common Stock.

For further information on the rights of this class of securities, see the Company's Amended & Restated Articles of Incorporation attached to the Offering Memorandum as Exhibit F.

Preferred Stock

The amount of security authorized is 200,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $150,000.00

Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $5,000,000.00
Conversion Trigger: Equity Financing - see Material Rights below

Material Rights

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A and Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $10,247.00
  Number of Securities Sold: 125,000,000
  Use of proceeds: Admin / Locker Pilots
  Date: March 01, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $150,000.00
  Use of proceeds: Admin / Locker Pilots
  Date: March 01, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We believe having a cash reserve sufficient for approximately two years is a strategic advantage. It provides TQG, Inc. with the ability to focus on long-term goals without the immediate pressure of securing additional funding. We have investors who have made verbal commitments along with proof of funds toward future investments.

However, while the cash reserve ensures short-term operational security, TQG, Inc. should continue to monitor its burn rate of $5-7k monthly and financial performance. Managing expenses and exploring avenues for revenue growth will be critical to sustaining this favorable financial position over the long term, allowing the Company to operate for roughly two years without significant revenue generation.

Foreseeable major expenses based on projections:

The major expenses for TQG, Inc. as we implement our plan to scale QwikLocker on a national level include:

Goal of 10,000 Locker Installations on a National Scale from Host Partners:

Hardware Costs: Estimated per unit cost of $3,182 for locker orders of 100+ from our supplier. Purchasing and manufacturing the lockers themselves is a significant expense. Each locker must be built to high standards to ensure durability and functionality.

Installation Costs: Estimated installation cost of $5,000 per locker, totaling $50,000,000. This includes labor, transportation, and setup costs for installing lockers at various locations across the country. Ensuring that each locker is properly installed and integrated into the existing infrastructure of our host partners will require substantial investment.

Maintenance and Support: Approximately $1,200,000 annually. Ongoing maintenance to ensure the lockers remain in optimal working condition. This also includes customer support services to address any issues that users may encounter.

Software Development and Integration: Approximately $400,000 annually. Development of the software systems that manage locker operations, including the development of user-friendly interfaces for customers.

Utilities and Site Costs: Approximately $1,200,000 annually Costs associated with the electricity, internet connectivity, and leasing space for the lockers.

Customer Support and Operations: Approximately $1,800,000 annually Operating a customer service team to handle inquiries, troubleshoot, and ensure smooth operations.

Insurance: Approximately $1,400,000 annually Coverage for the lockers to protect against theft, damage, and liability.

The total cost for installing 10,000 lockers is projected to be $50,000,000 with an annual operational expense of $6,000,000, accounting for 12% of the installation cost. These expenses ensure that our lockers are maintained, secured, and provide excellent service to our customers. By investing in this extensive network of parcel lockers, we aim to revolutionize the delivery experience, providing secure and convenient options for customers across the country.

Future operational challenges:

Website Integrations:

User Experience: Creating a seamless and intuitive user experience on our website and mobile applications to ensure customers can easily use our lockers for their delivery needs. This requires ongoing user interface and user experience (UI/UX) development and testing.

Hardware Installations Across the Nation:

Logistics and Coordination: Coordinating the logistics of installing lockers in diverse locations across the country, including urban, suburban, and rural areas. This involves managing transportation, site preparation, and installation teams.

Regulatory Compliance: Navigating the varying local, state, and federal regulations related to the installation and operation of parcel lockers, particularly those related to age-restricted products.

Technical Challenges: Addressing technical challenges that may arise during installations, such as connectivity issues, power supply problems, and physical space constraints at host locations.

Future challenges related to capital resources:

Future challenges related to capital resources:

Raising Capital for Hardware Installations:

Investor Relations: Attracting and securing investment from venture capitalists and other funding sources to support our growth. This requires a compelling business case, detailed financial projections, and a clear demonstration of our market potential and scalability.

Managing Cash Flow: Ensuring that we have sufficient cash flow to cover the upfront costs of manufacturing and installing lockers, while also maintaining enough reserves for operational expenses and unexpected costs.

Funding for Innovation: Securing funds to continue innovating and improving our locker technology, software systems, and overall service offering. This includes research and development (R&D) for new features and enhancements.

Future milestones and events:

100 Lockers Installed:

Initial Rollout: Successfully installing the first 100 lockers is a crucial milestone. It will provide us with valuable insights into the installation process, user adoption, and operational challenges.

Feedback Loop: Gathering feedback from early users and host partners to refine our processes and improve the user experience.

Marketing Push: Leveraging this milestone to generate publicity and attract more customers and partners.

Package Sharing: Developing and launching features that allow users to share locker access for package pickup, enhancing convenience and flexibility.

Age-Restricted Product Delivery: Rolling out secure delivery options for age-restricted products such as alcohol and prescriptions, supported by our pending patents, ensuring compliance with regulatory standards.

Advertising Models: Leveraging the unique geographic locations of our lockers to introduce targeted advertising opportunities, providing an additional revenue stream.

Enhanced User Services: Continuously improving the software and interface to add new functionalities that enhance the overall user experience, such as real-time tracking, notifications, and advanced security features.

By focusing on these key areas, TQG, Inc. aims to successfully navigate the challenges of scaling QwikLocker, secure the necessary capital resources, and achieve our ambitious growth milestones while continuously enhancing our service offerings to meet evolving market demands.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2024, the Company has capital resources available in the form of $100,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support Hardware Installations of Lockers.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 95% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 1-2 years. This is based on a current monthly burn rate of $5,000 for expenses related to Office, filings, marketing, and sales.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 2 years. This is based on a current monthly burn rate of $40,000-$100,000 per month/ for expenses related to Locker Installations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $50,000 in Simple Agreements for Future Equity (SAFEs) outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Forward-Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  5.0%
  The company will develop creatives to attract national brands and customers to our locker network expansion.

- Research & Development
  5.0%
  The company will explore future technologies for parcel lockers and our softwares expansion of features.

- Operations
  7.0%
  The company will use this funding to ensure operations run smoothly. Streamlining the supply chain to ensure timely manufacturing and delivery of locker components. Efficiently planning and executing the deployment of lockers to minimize downtime and maximize operational efficiency.

- Working Capital
  5.0%
  Investing in software development to enhance the backend systems that manage locker operations. Upgrading security protocols to protect against theft and unauthorized access.

- Company Employment
  5.0%
  Hiring and training operational staff to manage locker installations, customer support, and on-the-ground maintenance. Establishing a dedicated customer support team to handle user inquiries and troubleshooting.

- Inventory
  66.5%
  Parcel locker installations with our national and semi-national host partners

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.qwiklocker.com (https://www.theqwikgroup.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/theqwikgroup

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR TQG, Inc.

[See attached]

TQG, Inc. (the Company)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception through March 31, 2024

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 3

TQG, INC. INC STATEMENT OF FINANCIAL POSITION 4

TQG, INC. INC STATEMENT OF OPERATIONS 5

TQG, INC. INC STATEMENT OF CASH FLOWS 6

TQG, INC. INC STATEMENT OF CHANGES IN SHAREHOLDER EQUITY 7

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS 8

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 8

NOTE 3 – RELATED PARTY TRANSACTIONS 10

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS 10

NOTE 5 – LIABILITIES AND DEBT 10

NOTE 6 – EQUITY 10

NOTE 7 – SUBSEQUENT EVENTS 11



RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: TQG, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of March 31, 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
May 7, 2024

TQG, INC. INC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	Inception to March 31,
	2024
ASSETS	
Current Assets:	
Bank	55,554
Total Current Assets	55,554
TOTAL ASSETS	**55,554**
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	
SAFE	50,000
Additional Paid In Capital	10,247
Retained Earnings	(4,693)
TOTAL EQUITY	55,554
TOTAL LIABILITIES AND EQUITY	**55,554**

TQG, INC. INC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Inception to March 31,
	2024
Revenue	-
Operating Expenses	
General and Administrative	4,839
Total Operating Expenses	**4,839**
Total Loss from Operations	**(4,839)**
Other Expense	
Other Income/Expense	(146)
Total Other Income/Expense	**(146)**
Earnings Before Income Taxes, Depreciation, and Amortization	**(4,693)**
Net Income (Loss)	**(4,693)**

TQG, INC. INC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Inception to March 31,
	2024
OPERATING ACTIVITIES	
Net Income (Loss)	(4,693)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	(4,693)
INVESTING ACTIVITIES	-
Net Cash provided by (used in) Investing Activities	-
FINANCING ACTIVITIES	
SAFE	50,000
Additional Paid in Capital	10,247
Net Cash provided by (used in) Financing Activities	60,247
Cash at the beginning of period	-
Net Cash increase (decrease) for period	55,554
Cash at end of period	**55,554**

TQG, INC. INC STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Preferred Stock		APIC	SAFE	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount				
Beginning balance at 1/1/23	-	-	-	-	-	-	-	-
Issuance of Common Stock	125,000,000	-	-	-	10,247	-	-	10,247
Preferred Stock	-	-	-	-	-	-	-	-
SAFE	-	-	-	-		50,000	-	50,000
Additional Paid in Capital	-		-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	(4,693)	(4,693)
Ending balance at 3/31/24	125,000,000	-	-	-	10,247	50,000	(4,693)	55,554

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

TQG, Inc., ("the Company") was formed in Delaware on June 15th, 2023, but did not have any financial activity until 2024. The Company plans to earn revenue by installing parcel lockers for customers to receive packages delivered to them. The Company's headquarters is in New York, New York. The Company's customers will be located in the United States and beyond.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months.   Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of March 31, 2024.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $55,554 in cash equivalents as of March 31, 2024.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by allowing temporary use of parcel lockers by customers on their network . The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to allow access to their parcel locker network. Revenue is recognized at initiation of services when payment is collected.

General and Administrative

General and administrative expenses consist of payroll, rent, bank charges,and software fees.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

No transactions require disclosure.

NOTE 6 – EQUITY

The Company has authorized 400,000,000 shares with a par value of $0.001 per share. The Company has designated 200,000,000 shares as Class A Common shares, 100,000,000 shares as Class B Common shares, and 100,000,000 shares as Class A Preferred Shares.

75,000 Class A Common Shares and 50,000 Class B Common shares were issued and outstanding as of March 31, 2024, while no Preferred shares were issued.

<u>Voting:</u>
Class A Common stock: No voting rights shall be attached to Class A Common stock.
Class B Common stock: Each share of Class B Common stock issued shall carry 10 voting rights.

Preferred stock in Class A: Each share of Preferred stock in Class A shall carry 1 voting right.

In the event the Board decides to reclassify the stock or alter any shareholder rights or restrictions, then the Board shall cause an amendment to its Certificate of Incorporation to be filed with the Commission.

SAFE

As of March 1, 2024, the Company entered into a SAFE agreement (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and in the event of liquidation the price per share is equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization. The agreements provide the right of the investor to receive a portion of proceeds equal to the Cash-Out amount, due and payable to the investor immediately prior to the consummation of the Dissolution Event. The valuation cap of the agreements entered was $5M. As it relates to the SAFEs, $50,000 was received by the company on March 5, 2024.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 7, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine

Add to Watchlist

Log In

0 MINUTES LEFT

GET A PIECE OF QWIKLOCKER BY TQG, INC.

Solving the Last Mile

TQG, Inc. is a pre-revenue, innovative technology company dedicated to deploying QwikLockers across the U.S. We've secured installation contracts at Gas Express/Circle K locations along with LOIs from Rite Aid and Hardee's, as well as interest from multiple ...

Show more

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



QwikLocker
Our lockers let anyone have anything delivered anytime

$0 Raised

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$0.08 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$500	$10M

REASONS TO INVEST



The U.S. lacks secure delivery lockers, causing missed deliveries, unhappy customers, and rising thefts. In 2023, package thefts totaled 119M, contributing to a $13.4B loss for Americans.

 QwikLockers works with all major U.S. couriers (USPS, FedEx, DHL, UPS), boasting a patented (additional patent-pending) locker system and proprietary software, tapping into an estimated $2B+ market.

 We've secured installation agreements with major retailers like Circle K, Ace Hardware, & The River Mall. Recently, we've signed a non-binding LOI with Rite Aid, & garnered outreach from national brands & Fortune 500 executives.

TQG, INC. IS CURRENTLY IMPLEMENTING ITS PILOT QWIKLOCKER INSTALLATION PROGRAM AT SELECT LOCATIONS WHICH IS EXPECTED TO BEGIN IN Q3 OF 2024.

TEAM



Neil Biafore • Founder and CEO

Neil's entrepreneurial spirit drives his parcel locker company to redefine logistics with cutting-edge technology, enhancing efficiency and customer satisfaction. As the core developer and inventor of QwikLockers, Neil's leadership embodies innovation, ethics, ...

Read More





Robert H Wilson Jr • President & Board Director

Bob Wilson boasts a 35+ year career in global sales, business strategy, private equity, and venture capital. He is a board member, advisor, and investor in multiple firms, including Stage 2 Capital, GTM Fund, and Arcadian Capital. Bob holds an MBA from ...

Read More






Mark C. Boyland • General Counsel/Legal Advisor & Board Director

Mark Boyland, our lead advisor for Legal and Compliance, has extensive experience as General Counsel for five companies and as a federal prosecutor. He teaches at several law schools and is a frequent speaker at industry events. Mark enjoys saltwater activiti...

Read More



Show More

THE PITCH

The Innovative QwikLocker Network

We aim to revolutionize parcel delivery with our innovative QwikLocker network. Imagine secure, convenient lockers that work with all major couriers — a user-friendly system empowering both consumers and businesses.

HOW IT WORKS

By following these steps, you can enjoy a secure and convenient way to receive your packages using a QwikLocker



1 SHOP ANYWHERE

2 USE LOCKER ADDRESS

3 GET NOTIFIED

4 PICKUP YOUR PACKAGE

The above is a computer-generated rendering of a future product. The Pilot QwikLocker installation program is expected to begin in Q3.

Introducing the QwikLocker system, a network of secure lockers compatible with all major U.S. couriers (UPS, FedEx, DHL, USPS). We believe this innovative approach can provide unparalleled flexibility and convenience for consumers and businesses alike. QwikLockers are planned to offer secure package pick-up anytime for consumers — perfect for busy lifestyles. For businesses, hosting QwikLockers can attract valuable customer traffic, potentially boosting sales — a true win-win!

Why QwikLocker?

 **Effortless Package Pick-up**

24/7, 365-day access for consumers, ensuring they never miss a delivery

 **Innovation at its Core**

Prioritizing innovation with our patent-pending locker system and proprietary software

 **Universal Compatibility**

Works with all major U.S. couriers – USPS, FedEx, DHL, & UPS

 **Focus on Trust**

Dedicated to ethical conduct and building trust with consumers and businesses

The Pilot QwikLocker installation program is expected to begin in Q3.

Innovation and impact are at the heart of everything we do. "QWIK" is more than a name; it represents our unwavering commitment to ethical conduct and trust. In the realm of technology, "QWIK" symbolizes swift, secure, and transparent services that empower individuals and businesses while upholding our principles of ethics and trust. Our patent-pending advanced parcel locker system is meticulously designed to demonstrate our dedication to delivering superior technological solutions.

THE PROBLEM & OUR SOLUTION
Providing Parcel Locker Solutions

Our research has indicated that the current U.S. market lacks convenient and secure locker solutions for package deliveries. This gap can lead to missed packages for travelers, theft, and a generally frustrating experience for online shoppers.



The Problem

- **Missed Deliveries** – Travelers and those with non-permanent addresses (those at hotels, hospitals, Airbnbs, etc.) struggle with timely and seamless package delivery.
- **Timing** – Poor timing while traveling can lead to missed deliveries, adding to the challenges of receiving packages on the go.
- **Theft** – Rising package theft rates threaten the security and reliability of home deliveries. According to a report posted January of 2024, **17% of Americans have reported having a package stolen in the last three months!**[1]
- **Limited Options** – Current solutions lack flexibility and convenience for the growing e-commerce market.

Collectively, Americans lost $13.4 billion to package theft in 2023, with the average stolen package valued at $112.30.[2] Further, a reported 33% of package theft victims have lost more than one parcel.

Future Features

+ Age Verified Products	+ Autonomous Delivery
+ Sharing	+ Drone Delivery

That's why we're tackling the growing pains of e-commerce delivery with our secure lockers. Based on our research, **we believe we are one of the first parcel networks to work with all major U.S. couriers (UPS, FedEx, DHL, USPS)**. We feel this innovative solution can offer the much-needed answer to the last-mile delivery challenges faced in urban areas.


Magento
WOO COMMERCE
shopify
PrestaShop
volusion
VTEX
BIGCOMMERCE
3dcart
opencart
Cart in24
Shopping Cart Integrations
We're letting retailers join the network for free
with a simple plug-in download

Retailer Benefits

- Access to additional foot traffic from users picking up packages
- Unique visibility to the business as a QwikLocker location partner
- Ability to connect even further with the local community

Business Model for QwikLockers

Simple Pricing

Low introductory fee:
$1 (trial)

Standard fee:
$4-5 per use
(pays to house a delivery)

Convenient payment:
Upfront payment through the website

Seamless Integration (Anticipated)

Plug-ins for retailers:
Integrate QwikLockers directly into shopping carts for a more streamlined checkout process

(Potential additional revenue stream)

Focus on Accessibility

Immediate launch:
Start using QwikLockers right away through the website

Wide availability:
Open to anyone for delivery pick-up

The company is currently pre-revenue and expects to implement its pilot QwikLocker installation program at select locations in Q3.

THE MARKET & OUR TRACTION

Unlocking A Multi-Billion Dollar Opportunity

The company has set its sights on the $198 billion market in the U.S. parcel delivery market (Source, 2022). We believe the U.S. lacks a convenient solution for all package deliveries outside of the home, creating a massively untapped market. As we believe we are one of the first parcel networks compatible with all U.S. mail couriers, we are confident in QwikLockers' potential to revolutionize secure and convenient deliveries.

QwikLocker Q3 Pilot Program

 **Built for Everyone**

Our lockers are open-source infrastructure and can be installed anywhere, letting anyone receive deliveries from any courier.

 **National Host**

We are working toward securing a national host with a minimum of 1,000 viable locations to produce a full pipeline.

Potential Per Locker

- Cost installed: **$5-$6k**
- ARR Generated: **$5-$8k**
- Avg Gross Margin: **73%**
- Asset Value: **$20K+**
- OPEX: **12%** (1,000 Lockers Installed)

*The above information is based on future projections of the company's Pilot QwikLocker Program and are subject to variable factors that may affect the projected results.

Exciting Traction & Milestones

- **Strategic Partnerships**
  - Installation contracts signed with **Circle K**, additional California locations**,** and recently, a signed, non-binding LOI with **Rite Aid.**
  - Working toward securing additional installation locations such as retail stores, hotels, public areas, hospitals, gas stations, fast food restaurants, and more.

- **Investor Confidence**
  - Received interest of a **$250,000** investment from a parcel locker company CEO.
  - Received interest of a **$250,000** investment from an advisory member of the company.
  - Recently, we've **gained interest from a notable VC** as a potential lead investor.
  - A positive relationship with over 100 investors.

- **Industry Support**
  - We've garnered support from high-profile individuals like former and current C-Suite executives at IBM, TATA, Microsoft, and a Head Professor at the University of Southern California (USC).

WHY INVEST

Help Us Transform Package Delivery



We're on a mission to transform parcel delivery with its innovative QwikLocker network. This secure, convenient, and universally compatible solution offers a win-win for both consumers and businesses. Help us make QwikLocker the biggest parcel locker network in North America and empower Americans with the freedom of secure package delivery wherever they are.

Join us and invest in redefining convenience for the e-commerce age.

ABOUT

HEADQUARTERS

**407 CALIFORNIA AVE, #6
PALO ALTO,, CA 94306**

WEBSITE

View Site ↗

TQG, Inc. is a pre-revenue, innovative technology company dedicated to deploying QwikLockers across the U.S. We've secured installation contracts at Gas Express/Circle K locations along with

LOIs from Rite Aid and Hardee's, as well as interest from multiple Fortune 500 brands such as Kroger, Dollar Tree, and McDonald's.

TERMS

QwikLocker by TQG, Inc.

Overview

PRICE PER SHARE
$0.08

VALUATION
$10M

DEADLINE ⓘ
Aug. 5, 2024 at 6:28 PM UTC

FUNDING GOAL ⓘ
$15k - $1.24M

Breakdown

MIN INVESTMENT ⓘ
$500

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,235,000

ASSET TYPE

MIN NUMBER OF SHARES OFFERED
187,500

SHARES OFFERED
Class A Common Stock

MAX NUMBER OF SHARES OFFERED
15,437,500

Maximum Number of Shares Offered subject to adjustment for bonus shares

---

SEC Recent Filing →

Offering Memorandum →

Financials ⌄

Risks ⌄

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Perks*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $20,000+ between day 35 - 40 and receive 20% bonus shares

Flash Perk 3: Invest $50,000+ between day 35 - 40 and receive 25% bonus shares

Flash Perk 4: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

Flash Perk 5: Invest $20,000+ between day 60 - 65 and receive 20% bonus shares

Flash Perk 6: Invest $50,000+ between day 60 - 65 and receive 25% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive $1,000 in delivery credits

Tier 2 Perk: Invest $5,000+ and receive $1,000 in delivery credits + 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive $1,000 in delivery credits + 10% bonus shares

Tier 4 Perk: Invest $20,000+ and receive $1,000 in delivery credits + 15% bonus shares

Tier 5 Perk: Invest $50,000+ and receive $1,000 in delivery credits + 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

TQG, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine's Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.08 per share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $8. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed. Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

JOIN THE DISCUSSION



What's on your mind?

0/2500

Post

**Ice breaker! What brought you
to this investment?**

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



| SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED |

WHY STARTENGINE?


REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!


SECURE
Your info is your info. We take pride in keeping it that way!


DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

Get To Know Us

Our Team

Careers

Let's Work Together

Raise Capital

Refer a Founder, earn $10k

Success Stories

Need Help

Contact Us

Help Center







Blog
Partnerships
Disclaimer
Annual Reports
Form CRS

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:41 PM 07/25/2024
FILED 07:41 PM 07/25/2024
SR 20243241256 - File Number 7524437

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TQG, INC.

TQG, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

A. The original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on June 20, 2023. All amendments to the Certificate of Incorporation reflected herein have been duly authorized and adopted by the Company's Board of Directors and stockholders in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law.

B. The text of the Certificate of Incorporation, as amended, is hereby amended and restated in its entirety to read as follows:

Article I

The name of the corporation is TQG, Inc. (the "**Corporation**").

Article II

The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, in the City of Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engaged in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The total number of shares that the corporation is authorized to issue is 400,000,000 shares of stock including 200,000,000 shares of common stock, $0.0001 par value per share, and 200,000,000 shares of preferred stock, $0.0001 par value per share.

The common stock is divided into two (2) classes as follows: (i) One Hundred Million (100,000,000) shares are designated as "Class A Common Stock," (the "**Class A Common Stock**"); and (ii) One Hundred Million (100,000,000) shares are designated as "Class B Common Stock". (the "**Class B Common Stock**" and, sometimes together with the Class A Common Stock, the "**Common Stock**"). The Class A Common Stock shall have voting rights in the election of directors and on all other matters presented to the stockholders, with each holder of Class A Common Stock being entitled to one vote for each share of Class A Common Stock

held of record by such holder. The Class B Common Stock shall have voting rights in the election of directors and on all other matters presented to the stockholders, with each holder of Class B Common Stock being entitled to fifty (50) votes for each share of Class B Common Stock held of record by such holder. The holders of Class B Common Stock, may, at any time, convert all or any portion of the outstanding shares of Class B Common Stock into shares of Class A Common Stock, on a one-for-one basis, subject to adjustments for stock splits, reorganizations, and similar transactions effecting the Common Stock.

The Board of Directors is hereby authorized, subject to limitations prescribed by law and the provisions of this Article IV, by resolution to provide for the issuance of the shares of preferred stock in one or more series, and to establish from time to time, the number of shares to be included in each such series, and to fix the designations, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the shares of each such series of preferred stock, and the qualifications, limitations and restrictions thereof.

Simultaneously with the effective date of this Amendment, each one (1) share of common stock issued and outstanding immediately prior to the effective date of the filing of this Amendment, is changed into one (1) fully paid and nonassessable share of Class B Common Stock.

Article V

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article V shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article V shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article V becomes effective.

Any repeal or modification of the foregoing provisions of this Article V by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VI

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid

in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VII

The duration of the Corporation shall be perpetual.

Article VIII

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article IX

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation, which amends and restates the Certificate of Incorporation of this Corporation, and which has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law, has been executed by its duly authorized Chief Executive Officer, as of July 24, 2024.



DocuSigned by:

FF3B46B956A344F...

Neil Biafore, Chief Executive Officer